UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39600

EQONEX LIMITED

(Translation of registrant’s name into English)

118 Piccadilly

Mayfair, London WIJ 7NW

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

EQONEX LIMITED (the “Company”) will hold its Annual General Meeting of Shareholders (the “Annual General Meeting”) on November 29, 2022 (Tuesday) at 8:00 P.M. (Singapore Time) / 8:00 A.M. (Eastern Time). In connection with the Annual General Meeting, the Company will, on or about November 14, distribute to its shareholders of record and beneficial shareholders as of the record date of September 30, 2022: (i) a Proxy Statement, dated November 14, 2022 (the “Proxy Statement”) and (ii) a Notice of Annual General Meeting of Shareholders, dated November 14, 2022 (each of the foregoing as attached hereto as Exhibit 99.1 and 99.2, respectively). The Company has also made available a Proxy Card, attached as Exhibit 99.3 to this Report on Form 6-K, which is to be completed according to the instructions set forth in the Proxy Statement; holders of the Company’s shares should review the instructions set forth in the Proxy Statement in order to exercise their voting rights with respect to their shares in the Company at the Annual General Meeting.

EXHIBIT INDEX

99.1	Proxy Statement, dated as of November 14, 2022

99.2	Notice of Annual General Meeting of Shareholders, dated as of November 14, 2022

99.3	Proxy Card for the Company

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX LIMITED

Date: November 15, 2022	By:	/s/ Daniel Ling
	Name:	Daniel Ling
	Title:	Chief Financial Officer

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